ROUGE RESOURCES LTD.
203 - 409 Granville Street
Vancouver, BC V6C 1T2
Telephone: (604) 831-2739 Fax: (604) 831-2735

May 25, 2010	OTC BB: ROUGF

PROPERTY UPDATE

Rouge Resources Ltd. (the "Company") is pleased to announce that it has acquired an option to purchase additional claims adjacent to its Dotted Lake Property and close to the world class 21 million ounce Hemlo gold deposit in Northern Ontario, currently being mined by Barrick Gold Corp. The property is located 45km south of Manitouwadge, Ontario, and 20km north of the Hemlo Gold Mines, situated along the TransCanada Highway with drivable logging roads within 1km of the property.

In October, 2009, the Company expanded its 100% owned holdings in the Dotted Lake Property from a single 15-unit claim to ten claims of 82 units by means of staking at a cost of approximately $11,000. On April 20, 2010, the Company entered into an option to purchase agreement (the "Option") with local prospectors regarding an additional 2 claims of 22 units adjacent to the Dotted Lake Property, known as the Lampson Lake Property. The Company has an exclusive option to purchase a 100% interest in this new property by making option payments totaling $60,000 over the next 3 years as follows: $7,000 upon signing the agreement which has already been paid, $12,000 one year later, $16,000 two years later and $25,000 three years later. The property is subject to a 3% net smelter royalty when and if mineral exploration and development eventually leads to mining revenue from the property.

On exercise of the Option, the Company's holdings will then total 12 claims of 104 mining units on 1683 hectares. The Company is planning work program consisting of mapping, prospecting, soil sampling, trenching and analyzing over the next few months at an estimated cost of $85,000.

ROUGE RESOURCES LTD.

per:____________________
       LINDA SMITH, President